EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	October 20, 2011

Seabridge Gold’s Sulphurets Deposit Continues to Grow

Toronto, Canada – Wide intercepts of excellent gold and copper grades highlight new drill results from the Sulphurets zone at Seabridge Gold’s 100%-owned KSM Project in northwestern British Columbia, Canada. Results from these 12 core holes are expected to increase reserves and improve project economics.

During the 2011 drill season, 34 holes totaling 11,480 meters were completed at Sulphurets with the aim of upgrading approximately 3 million ounces of inferred resources to proven and probable reserves. In July, Seabridge reported positive results from the first seven holes. President Rudi Fronk commented that “the next 12 holes once again appear to be converting in-pit material modeled as waste into measured and indicated resources. The overall effect should be to increase the size of the Sulphurets deposit while also reducing its strip ratio. Sulphurets grows larger and more exciting every time we drill it.” Assays from another 15 Sulphurets holes are yet to be released.

The latest Sulphurets drill results are:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold (g/T)	Copper (%)
S-11-41	315.0	22.0 90.0 296.0	78.4 240.0 312.9	56.4 150.0 16.9	0.69 0.96 1.54	0.08 0.10 0.02
S-11-42	381.0	64.0 336.4	246.0 381.0	182.0 44.6	1.03 1.29	0.10 0.04
S-11-43	492.0	273.0 426.0	416.0 442.0	143.0 16.0	0.93 0.54	0.51 0.20
S-11-44	150.0	140.0	150.0	10.0	0.84	0.84
S-11-45	525.0	297.5	384.0	86.5	0.80	0.47
S-11-46	356.7	254.0 318.0	270.2 327.6	16.2 9.6	0.59 0.60	0.12 0.36
S-11-47	462.0	242.0 283.0	257.1 348.0	15.1 65.0	0.78 0.66	0.21 0.31
S-11-48	339.0	2.5	108.8	105.5	0.24	0.20
S-11-49	360.0	4.0	156.0	152.0	0.38	0.27
S-11-50	500.1	277.0 438.0	339.6 498.0	62.6 60.0	0.55 0.82	0.08 0.44
S-11-51	306.0	39.7 171.0	69.0 276.0	29.3 105.0	0.57 0.74	0.17 0.30
S-11-52	290.0	6.0 41.0 66.2 238.0	23.6 56.2 100.0 274.6	17.6 15.2 33.8 36.6	0.57 0.67 0.69 1.57	0.09 0.03 0.07 0.04

The above reported drill holes were designed to intersect the true width of the Sulphurets deposit.

Descriptions of the above tabulated holes are as follows (see attached map [ANNEX A] for locations):

S-11-41: Collared in the central area of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to fill a data gap in projected shallow mineralization. The hole entered Sulphurets Gold Breccia style mineralization of intensely silica-and-pyrite-altered rocks with minor disseminated chalcopyrite down to 115.9 meters, beneath 15.2 meters of overburden. From there to 130.8 meters, silica-chlorite-biotite-pyrite-altered sedimentary and volcanic rocks typical of Raewyn Copper style mineralization were intersected. Variably silica-chlorite-pyrite-altered rocks with minor chalcopyrite were intersected to the end of the hole. The hole indicates a lower volume of low-grade mineralization and higher volume of well mineralized Raewyn Copper zone than predicted. It will also re-classify waste blocks to ore blocks in the current pit model and allow deepening of the southeast side of the pit to capture additional ore blocks not in the current model.

S-11-42: Collared in the central Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to fill a data gap in projected shallow mineralization. Typical Raewyn Copper style mineralization was cut from 64 to 91 meters, however the interval is thinner than predicted. From 91 meters to the end of the hole, strongly silica-pyrite-altered rocks transitioning to silica-chlorite-pyrite-altered volcanic and sedimentary rocks. Overall, gold grades are higher and copper grades lower than predicted. This hole will re-classify waste blocks to ore blocks in the current pit model and allow deepening of the southeast side of the pit to capture additional ore blocks not in the current model.

S-11-43: Collared in the central Sulphurets zone, drilled at an azimuth of 145o and inclined at -72o to fill a data gap in projected deep mineralization and re-classify inferred blocks to indicated blocks and unclassified blocks to indicated blocks. The hole was collared above the Sulphurets Thrust Fault (STF), which was intersected at 225 meters. At 148.9 meters, below barren monzonite, chlorite-altered volcanic rocks of the Main Copper zone are weakly mineralized to the STF. Below the STF, the Raewyn Copper zone was intersected from 297 to 427.6 meters in close agreement with the model. Weaker mineralization continues to a depth of 476 meters. The hole will have the effect of re-classifying unclassified and inferred blocks to above average indicated blocks, as well as increasing the grade of current indicated blocks. Also, these results will likely facilitate deepening of the north side of the pit to capture additional ore blocks not in the current model.

S-11-44: Collared in the central Sulphurets zone, drilled at an azimuth of 145o and inclined at -60o to fill a data gap in projected shallow mineralization. The hole was collared approximately 90 meters northeast of S-11-42 and having similar objectives. Weakly altered, mostly barren volcanic rocks or fine grained intrusion occur to 113.7 meters. Raewyn Copper zone is deeper than expected, and was intersected to the end of the hole at 150 meters. The hole was terminated as blocks below this depth are already within the indicated category. The grade and classification model will not substantially change on this section.

S-11-45: Collared in the central Sulphurets zone, drilled at an azimuth of 145o and inclined at -80o to fill a data gap in projected deep mineralization and re-classify inferred blocks to indicated blocks and unclassified blocks to indicated blocks. The hole was collared above the Sulphurets Thrust Fault (STF), which was intersected at 180 meters. Chlorite-altered volcanic rocks of the Main Copper zone are weakly mineralized to the STF. Below the STF, the Raewyn Copper zone was intersected from 292.6 to 415.8 meters in close agreement with the model. Intermittent weaker mineralization continues to a depth of 504 meters. The hole will have the effect of re-classifying unclassified and inferred blocks to above average indicated blocks and will likely facilitate deepening of the north side of the pit to capture additional ore blocks not in the current model.

S-11-46: Approximately 150 meters northeast of S-11-43 with similar objectives, drilled at an azimuth of 145o and inclined at -75o. The hole intersected the low grade Main Copper zone from 200 meters to the STF at 245.5 meters. Low grade mineralization occurs immediately below the STF to the Raewyn Copper Zone which occurs from about 350 meters to the end of the hole. The hole was abandoned due to poor ground conditions. Unclassified and inferred blocks will be upgraded to indicated within the current pit limits.

S-11-47: Approximately 100 meters south-southwest of S-11-45 with similar objectives, drilled at an azimuth of 145o and inclined at -89o. STF intersected from 116.5 to 127.5 meters. From here, mostly barren rocks were encountered until intersecting the Raewyn Copper zone at 240.5 meters. From 348 meters to the end of the hole, mineralization is weaker than expected but average grade is still over the resource cut off grade. Grades within the current pit limit are about as expected and unclassified and inferred blocks will be converted to indicated on this section.

S-11-48: Approximately 180 meters east of S-11-46 with similar objectives, drilled vertically. Intersected low grade Main Copper zone from 2.5 to 108 meters. Below the STF (230.8 meters), only weak mineralization was intersected. The projection of the Raewyn Copper Zone was not reached as it lies well below the current pit. Unclassified and inferred blocks above the STF will be upgraded to indicated within the current pit limits.

S-11-49: Approximately 110 meters east of S-11-48 with similar objectives, drilled vertically. The hole intersected above average grade Main Copper zone from 4 to 156 meters. Below the STF (230.8 meters), only weak mineralization was intersected. The projection of the Raewyn Copper Zone was not reached as it lies well below the current pit. Unclassified blocks above the STF will be upgraded to indicated within the current pit limits.

S-11-50: Approximately 140 meters south-southwest of S-11-47 with similar objectives, drilled at an azimuth of 145o and inclined at -70o. The STF was intersected from 157.8 to 161.4 meters. The Main Copper zone above the STF on this section is weakly mineralized and below resource cutoff grades. Below the STF, low-grade mineralization above the Raewyn Copper zone starts at 277 meters. The Raewyn zone is thinner and deeper (from 438 to 498 meters) than east of this section and has likely been down thrown by one of several steep normal faults sub-parallel to the section orientation. Grades within the current pit limit are about as expected and unclassified and inferred blocks will be converted to indicated on this section. The Raewyn zone was intersected below the current pit limits, but the up-dip projection will likely facilitate deepening of the southeast wall of the pit through expansion of the indicated resource.

S-11-51: Approximately 360 meters east of S-11-49 with similar objectives, drilled at an azimuth of 145o and inclined at -80o (due to topographic constraints). The hole was collared below the STF. This drill hole encountered silica-chlorite-pyrite-altered (hornfelsic) volcanic rocks with intermittent disseminated chalcopyrite from 6.1 to 103.4 meters. The Raewyn Copper zone was intersected from 171 to 304.65 meters with higher grades than predicted in the interval from 171 to 276 meters. Results will convert unclassified blocks to indicated above the Raewyn zone and increase grade in indicated blocks within the Raewyn zone.

S-11-52: Approximately 110 meters south-southwest of S-11-41, with similar objectives, drilled at an azimuth of 145o and inclined at -57o. Collared below the STF, the hole entered strongly silica-pyrite altered rocks at 3 meters that continued to 28.6 meters, and again from 45.3 to 56.15 meters. Other rocks are mainly silica-pyrite-chlorite hornfels fine-grained tuff and sedimentary rocks. Beneath a fault at 66 meters, higher gold grades are associated with an increase in crackling and silica-pyrite alteration. These results will convert inferred blocks to indicated within the current pit.

The 100% owned KSM is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves

Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2011 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in the Sulphurets zone or other zones; (iii) the amount of future production; (iv) further optimization of the Preliminary Feasibility Study including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

ANNEX A

SULPHURETS ZONE 2011 DRILL HOLE ASSAY COMPOSITES – Oct. 19, 2011

6,263,600 mN
6,263,200 mN
6,262,800 mN
6,262,400 mN
6,262,000 mN
421,200 mE
421,600 mE
422,000 mE
422,400 mE
422,800 mE
423,200 mE
N
Projection of Ultimate Open Pit Limits
Pending 2011 Drill Holes
S-11-46
S-11-48
S-11-49
S-11-51
S-11-43
S-11-39
S-11-35
S-11-45
S-11-47
S-11-44
S-11-50
S-11-42
S-11-41
S-11-52
S-11-38
S-11-37
S-11-34
S-11-36
S-11-40
SEABRIDGE GOLD
0
200
400
meters

Hole ID	Total Depth (m)	From (m)	To (m)	Thick-ness (m)	Au g/T	Cu %
S-11-41	315	22	78.4	56.4	0.69	0.08
		90	240	150	0.96	0.10
		296	312.9	16.9	1.54	0.02
S-11-42	381	64	246	182	1.03	0.10
		336.4	381	44.6	1.29	0.04
S-11-43	492	273	416	143	0.93	0.51
		426	442	16	0.54	0.20
S-11-44	150	140	150	10	0.84	0.84
S-11-45	525	297.5	384	86.5	0.80	0.47
S-11-46	356.7	254	270.2	16.2	0.59	0.12
		318	327.6	9.6	0.60	0.36
S-11-47	462	242	257.1	15.1	0.78	0.21
		283	348	65	0.66	0.31
S-11-48	339	2.5	108	105.5	0.24	0.20
S-11-49	360	4	156	152	0.38	0.27
S-11-50	500.1	277	339.6	62.6	0.55	0.08
		438	498	60	0.82	0.44
S-11-51	306	39.7	69	29.3	0.57	0.17
		171	276	105	0.74	0.30
S-11-52	290	6	23.6	17.6	0.57	0.09
		41	56.2	15.2	0.67	0.03
		66.2	100	33.8	0.69	0.07
		238	274.6	36.6	1.57	0.04